[Sutherland Asbill & Brennan Letterhead]
JAMES M. CAIN
DIRECT LINE: 202.383.0180
Internet: james.cain@sablaw.com
March 10, 2006
Via Messenger and edgar submission
Ms. Karen J. Garnett
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Oil Fund, LP Registration No. 333-124950
Dear Ms. Garnett:
     On behalf of United States Oil Fund, LP (the “Registrant”), attached is Pre-Effective Amendment No. 5 (the “Amendment”) to the above-captioned Registration Statement on Form S-1. The Amendment has been marked to show changes from Pre-Effective Amendment No. 4 to the above-captioned Registration Statement. In the Amendment, the Registrant has made changes in response to the Staff’s comments on Pre-Effective Amendment No. 4 provided to the Registrant by your letters dated January 31, 2006 and March 8, 2006, has updated certain information, and has made certain other stylistic and formatting changes. In particular, you might note that although large portions of text are marked on pages 1, 8, 10, and 29 as new disclosure, the edits on these pages are in fact largely due to clarifications and/or the moving of text from other pages of the document. In addition, the prospectus includes for the first time Appendix B, which is the L.P. Agreement, which has been and will also be filed as an exhibit to the Registration Statement.
     We have provided below the Registrant’s responses to each of the Staff’s comments on Pre-Effective Amendment No. 4.

Ms. Karen J. Garnett
March 10, 2006

Responses to comments included in later dated January 31, 2006
General
1.	We note that you are currently only registering 1 million units. However, in numerous locations in the prospectus you refer to your policies with respect to purchasing oil futures contracts and other oil interests if your assets should exceed $1 billion. Please advise us as to whether you intend to pre-effectively amend this registration statement to increase the size of your offering.

Response: The Registrant intends to pre-effectively amend this registration statement to increase the size of the offering to 17,000,000 units.
Summary
Breakeven Analysis, page 6
2.	The final line item under this heading does not appear to be correct. Since the amount of trading income required for the redemption value at the end of one year to equal the selling price of the unit is a negative value, it would appear that the percentage should also be a negative value. Please revise or advise.

Response: The Registrant corrected this error and changed the percentage to a negative value.
The Offering
What are Oil Futures Contracts? — page 34
3.	Please advise us as to why you included information regarding the position limits and maximum daily price fluctuations for the NYMEX Natural Gas, NYMEX Heating Oil and NYMEX Gasoline futures contracts. If you intend to purchase these futures contracts, please revise to include this information where you discuss how you intend to replicate the spot price of WTI sweet, crude oil. Otherwise, please consider removing this information.

Response: The Registrant included information regarding the position limits and maximum daily price fluctuations for the NYMEX Natural Gas, NYMEX Heating Oil, and NYMEX Gasoline futures contracts to expand its disclosure regarding the scope of the Registrant’s permissible investments. As disclosed, the ability to invest in investments beyond the Benchmark Oil Futures Contract may become necessary or appropriate as the Registrant’s assets increase. The prospectus has been revised in several areas to clarify that the definition of Oil Futures Contracts includes futures contracts for WTI light, sweet crude oil, other types of crude oil, heating oil, gasoline, natural gas, and other petroleum-based fuels that are traded on the New York Mercantile Exchange or other U.S. and foreign exchanges. Applicable prospectus disclosure on pages 13 and 36 has also been expanded regarding the ramifications that such additional investments may present.

Ms. Karen J. Garnett
March 10, 2006

What are the Trading Policies of USOF — page 39

4.	We have reviewed your revisions in response to comment 22 and re-issue the portion of the comment that applies to your policy regarding the physical delivery of oil. Your revisions do not explain when you may take physical delivery or how physical delivery may be required in order to more closely track the spot price of WTI sweet, crude oil.

Response: The Registrant revised the prospectus to state the Registrant will not take physical delivery of oil.
Information You Should Know, page 83
5.	We re-issue comment 28. The third paragraph continues to refer to information incorporated by reference into this prospectus. Please remove this since you are ineligible to incorporate by reference.

Response: The Registrant removed the discussion of information incorporated by reference.
Responses to comments included in later dated March 8, 2006
General
1.	We have reviewed your revisions in response to prior comment 3. Please clarify whether the fund intends to invest in natural gas, heating oil and gasoline futures contracts only when position limits for the NYMEX WTI light, sweet crude oil futures contract have been reached or whether the fund may purchase these contracts at any time. In addition, we note that your graphical support for the correlation between the fund’s trading strategy and the spot price of WTI light, sweet crude oil found on page 33 is confined to the correlation between the spot price and the futures price for the WTI light, sweet crude oil contract. Please expand your disclosure to better explain why the fund believes that gasoline, heating oil and natural gas contracts provide similar correlation to the spot price or explain how they will be used in order to track the spot price.

Response: Under current conditions, the Registrant anticipates it would not use non-crude oil based Oil Futures Contracts (e.g. futures contracts for heating oil, gasoline, and/or natural gas) or non-crude oil based Other Oil Interests until it reaches the speculative position limits on WTI light, sweet crude oil futures contracts traded on the New York Mercantile Exchange. The Registrant has included a new graph C in the prospectus on page 34, to illustrate for the past ten years the correlation between the Benchmark Oil Futures Contract and the near-month commodity futures contracts for heating oil, gasoline and/or natural gas in which the Registrant may invest. In addition, under the heading “What is the Crude Oil Market and the Petroleum Based Fuel Market?”, the Registrant has included a description of such futures contracts. A

Ms. Karen J. Garnett
March 10, 2006

description of another type of Oil Futures Contract in which the Registrant may invest, Brent crude oil futures contracts, has also been added.

2.	Please confirm to us that no sale of units has been made to the Initial Authorized Purchaser and explain the basis for your conclusion.

Response: The Registrant confirms that no sale of units has been made to the initial Authorized Purchaser. Under the Authorized Purchaser Agreement, the initial Authorized Purchaser will purchase the first Creation Basket on the effective date.
How Does USOF Operate?
3.	We refer to your statement that your holdings will be placed on the Marketing Agent’s website and will be accessible to investors and APs. Please disclose the website address, how often your holdings will be updated and indicate how investors who purchase units in the secondary market will be provided access to this information.

Response: The Registrant’s total portfolio composition will be disclosed, each business day that the American Stock Exchange is open for trading, on USOF’s website at http://www.unitedstatesoilfund.com (not password protected) and/or the American Stock Exchange’s website at http://www.amex.com. The website disclosure of portfolio holdings will be made daily and will include, as applicable, the name and value of each oil interest, the specific types of Other Oil Interests and characteristics of such Other Oil Interests, Treasuries, and amount of cash held in USOF’s portfolio. USOF’s website is publicly accessible at no charge. Investors who purchase units in the secondary market may obtain USOF’s website address and/or the American Stock Exchange’s website address from their brokers and from any of the Registrant’s marketing materials.

*	*	*
The Registrant expects that once the Staff’s comments have been appropriately addressed, it will submit an acceleration request in anticipation of a launch of USOF’s units on or about April 3, 2006. If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180 or Thomas Conner at 202.383.0590.

Sincerely,
/s/ James M. Cain

James M. Cain

Enclosure

cc:	Owen Pinkerton, Attorney Advisor Nicholas D. Gerber W. Thomas Conner